92083-P5 11/22

Filed pursuant to Rule 424(b)(3)

Registration No. 333-264548

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

SUPPLEMENT DATED NOVEMBER 10, 2022 TO THE

STATEMENT OF ADDITIONAL INFORMATION DATED APRIL 28, 2022

Effective as of the date of this supplement, the following supplements and, to the extent inconsistent with, supersedes the section entitled “Management of the Fund” in the Fund’s Statement of Additional Information (“SAI”):

SAI

The information contained in the table under “Board of Directors” beginning on page 24 of the SAI is removed entirely and replaced as follows:

Name, Address(1) and Birth Year	Position(s) Held with Fund	Term of Office and Length Time Served	Principal Occupations During Past Five Years	Number of Portfolios in Fund Complex** Overseen by Director	Other Directorships Held by Director
INTERESTED DIRECTORS*:

Jane Trust, CFA Born 1962	Director, Chairman, President and Chief Executive Officer	Since Inception	Senior Vice President, Fund Board Management, Franklin Templeton (since 2020); Officer and/or Trustee/Director of 130 funds associated with LMPFA or its affiliates (since 2015); President and Chief Executive Officer of LMPFA (since 2015); formerly, Senior Managing Director (2018 to 2020) and Managing Director (2016 to 2018) of Legg Mason & Co., LLC (“Legg Mason & Co.”); Senior Vice President of LMPFA (2015)	130	None

NON-INTERESTED DIRECTORS:

Robert D. Agdern(3) Born 1950	Director and Member of Nominating, Audit, Compensation and Pricing and Valuation Committees, and Compliance Liaison	Since February 2019	Member of the Advisory Committee of the Dispute Resolution Research Center at the Kellogg Graduate School of Business, Northwestern University (2002 to 2016); formerly, Deputy General Counsel responsible for western hemisphere matters for BP PLC (1999 to 2001); Associate General Counsel at Amoco Corporation responsible for corporate, chemical, and refining and marketing matters and special assignments (1993 to 1998) (Amoco merged with British Petroleum in 1998 forming BP PLC)	20	None

Name, Address(1) and Birth Year	Position(s) Held with Fund	Term of Office and Length Time Served	Principal Occupations During Past Five Years	Number of Portfolios in Fund Complex** Overseen by Director	Other Directorships Held by Director

Carol L. Colman Born 1946	Director and Member of Nominating, Audit and Compensation Committees, and Chair of Pricing and Valuation Committee	Since February 2019	President, Colman Consulting Co. (consulting)	20	None

Daniel P. Cronin Born 1946	Director and Member of Audit, Compensation and Pricing and Valuation Committees, and Chair of Nominating Committee	Since February 2019	Retired; formerly, Associate General Counsel, Pfizer Inc. (prior to and including 2004)	20	None

Paolo M. Cucchi Born 1941	Director and Member of Nominating, Audit, and Pricing and Valuation Committees, and Chair of Compensation Committee	Since February 2019	Emeritus Professor of French and Italian (since 2014) and formerly, Vice President and Dean of The College of Liberal Arts (1984 to 2009) and Professor of French and Italian (2009 to 2014) at Drew University	20	None

Eileen A. Kamerick Born 1958	Lead Independent Director and Member of Nominating, Compensation, Pricing and Valuation and Audit Committees	Since February 2019	Chief Executive Officer, The Governance Partners, LLC (consulting firm) (since 2015); National Association of Corporate Directors Board Leadership Fellow (since 2016, with Directorship Certification since 2019) and NACD 2022 Directorship 100 honoree; Adjunct Professor, Georgetown University Law Center (since 2021); Adjunct Professor, The University of Chicago Law School (since 2018); Adjunct Professor, University of Iowa College of Law (since 2007); formerly, Chief Financial Officer, Press Ganey Associates (health care informatics company) (2012 to 2014); Managing Director and Chief Financial Officer, Houlihan Lokey (international investment bank) and President, Houlihan Lokey Foundation (2010 to 2012)	20	Director, VALIC Company I (since October 2022); Director of ACV Auctions Inc. (since 2021); Hochschild Mining plc (precious metals company) (since 2016); Director of Associated Banc-Corp (financial services company) (since 2007)

Nisha Kumar(3) Born 1970	Director and Member of Nominating, Compensation and Pricing and Valuation Committees and Chair of Audit Committee	Since February 2019	Managing Director and the Chief Financial Officer and Chief Compliance Officer of Greenbriar Equity Group, LP (since 2011); formerly, Chief Financial Officer and Chief Administrative Officer of Rent the Runway, Inc. (2011); Executive Vice President and Chief Financial Officer of AOL LLC, a subsidiary of Time Warner Inc. (2007 to 2009), Member of the Council of Foreign Relations	20	Director of The India Fund, Inc. (since 2016); formerly, Director of Aberdeen Income Credit Strategies Fund (2017-2018); and Director of The Asia Tigers Fund, Inc. (2016 to 2018)

*	Ms. Trust is an “interested person” as defined in the 1940 Act because she is an officer of LMPFA and certain of its affiliates.
(1)	Unless otherwise indicated, the business address of the persons listed above is c/o Chairman of the Fund, Franklin Templeton, 620 Eighth Avenue, 47th Floor, New York, NY 10018.
(2)	The term “Fund Complex” means two or more registered investment companies that:

(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or
(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

(3)	Mr. Robert D. Agdern and Ms. Nisha Kumar are both designated as Preferred Stock directors.

The description of each Director’s attributes in the second paragraph on page 27 of the SAI is removed entirely and replaced as follows:

In addition to the information provided in the table included above, each Director possesses the following attributes: Mr. Agdern, experience in business and as a legal professional; Ms. Colman, experience as a consultant and investment professional; Mr. Cronin, legal and managerial experience; Mr. Cucchi, experience as a college professor and leadership experience as an academic dean; Ms. Kamerick, experience in business and finance, including financial reporting, and experience as a board member of a highly regulated financial services company; Ms. Kumar, financial and accounting experience as the chief financial officer of other companies and experience as a board member of private equity funds; and Ms. Trust possesses the following attributes: investment management and risk oversight experience as an executive and portfolio manager and leadership roles within Franklin Templeton and affiliated entities. References to the qualifications, attributes and skills of the Directors are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Director as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

The last paragraph under “Responsibilities of the Board of Directors” on pages 27-28 of the SAI is removed entirely and replaced as follows:

The Board of Directors is currently comprised of seven directors, six of whom are Independent Directors. Jane Trust serves as Chairman of the Board. Ms. Trust is an “interested person” of the Fund. The appointment of Ms. Trust as Chairman reflects the Board’s belief that her experience, familiarity with the Fund’s day-to-day operations and access to individuals with responsibility for the Fund’s management and operations provides the Board with insight into the Fund’s business and activities and, with her access to appropriate administrative support, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. Ms. Kamerick serves as Lead Independent Director. The Chairman develops agendas for Board meetings in consultation with the Lead Independent Director and presides at all meetings of the Board. The Lead Independent Director, among other things, chairs executive sessions of the Independent Directors, serves as a spokesperson for the Independent Directors and serves as a liaison between the Independent Directors and the Fund’s management between Board meetings. The Independent Directors regularly meet outside the presence of management and are advised by independent legal counsel. The Board also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of Independent Directors (who constitute a super-majority of the Board’s membership) and the Board’s general oversight responsibility. The Board also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Directors from management, including Clarion Partners and Western Asset, the Fund’s sub-advisers, but also enhances the independent and orderly exercise of its responsibilities.

The information under “Audit Committee” on page 28 of the SAI is removed entirely and replaced as follows:

The Fund’s Audit Committee is composed entirely of all of the Independent Directors. The members of the Audit Committee are Mses. Colman, Kamerick and Kumar and Messrs. Agdern, Cronin and Cucchi. Ms. Kumar serves as the Chair of the Audit Committee and has been determined by the Board to be an “audit committee financial expert.” The principal functions of the Audit Committee are: to (a) oversee the scope of the Fund’s audit, the Fund’s accounting and financial reporting policies and practices and its internal controls and enhance the quality and objectivity of the audit function; (b) approve, and recommend to the Independent Directors (as such term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm, as well as approving the compensation thereof; and (c) approve all audit and permissible non-audit services provided to the Fund and certain other persons by the Fund’s independent registered public accounting firm. The Audit Committee has held five meetings during the fiscal year ended December 31, 2021. The Audit Committee operates under a written charter adopted and approved by the Board, a copy of which is available on the Fund’s website at www.cpreif.com.

Under “Nominating Committee,” “Pricing and Valuation Committee” and “Compensation Committee” on pages 28-29 of the SAI, Mr. Hutchinson is removed as a member of each of the Nominating Committee, Pricing and Valuation Committee and Compensation Committee.

The information contained in the table under “Security Ownership of Management” on page 30 of the SAI is updated to include the following footnote after Mr. Hutchinson’s name:

(2) Mr. Hutchinson passed away on October 28, 2022 and is no longer a member of the Board as of such date.

The information contained in the table under “Compensation of Directors” on page 31 of the SAI is updated to include the following footnote after Mr. Hutchinson’s name:

(2) Mr. Hutchinson passed away on October 28, 2022 and is no longer a member of the Board as of such date.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.